Item 6 (a), Exhibit 11

Western Pennsylvania Adventure Capital Fund

Schedule of Computation of Earnings Per Common Share/Unit

For the Periods

	April 1, 2031 through June 30, 2003	January 1, 2003 through June 30, 2003
	(unaudited)	(unaudited)
Net Income (Loss)	$346,929)	$(1,303,901)

Weighted Average Number of Units Outstanding	4,222,870	4,214,141

Earnings (Loss) per Unit	$(0.08)	$(0.31)

	April 1, 2002 through June 30, 2002	January 1, 2002 through June 30, 2002
	(unaudited)	(unaudited)
Net Income (Loss)	$(173,953)	$(261,963)

Weighted Average Number of Units Outstanding	4,223,200	4,224,030

Earnings (Loss) per Unit	$(0.04)	$(0.06)